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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Apex Global Brands Inc

(Name of Issuer)

Common Stock, $0.02 Par Value Per Share

(Title of Class of Securities)

03755M102

(CUSIP Number)

Merihan Tynan
Cove Street Capital LLC
2101 East El Segundo Boulevard. Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 01, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Important - no change is being carried out - previously filed 13D on may 1 contained the incorrect file this is to show corrected file. This is the correct file that should have been attached to the May 01 filing - at the same day we filed Form 4 which was correctly filed - This Amendment No. 4 (“Amendment No. 4”) is being filed to reflect a 1% change in ownership; the transactions were transacted in Kind by separately managed accounts who terminated their service contract with Cove Street Capital. Transactions were not transacted by Cove Street Capital, not through the purchase or sale of the security, which amends and supplements the Amendment No. 3, which amends and supplements the Amendment No. 2 (“Amendment No. 2”) filed on April 25, 2019, which amends and supplements the Schedule 13D filed on February 2, 2018, as amended and restated in its entirety by Amendment No. 1 filed on August 2, 2018 (as amended and restated, the “Schedule 13D”), by Cove Street Capital, LLC and Jeffrey Bronchick. Capitalized terms used herein but not defined herein shall have the meaning attributed to them in the Schedule 13D.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03755M102	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 964,911
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,087,505 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,087,505
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.84% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) The shared dispositive power includes 122,594 shares of a separately managed account, where CSC does not have any voting power over.

(2) The percentage was calculated based on 5,772,969 shares of Common Stock, as follows: (i) 5,570,530 shares of Common Stock outstanding as of April 16, 2020 as indicated by the issuer, plus (ii) 123,450 shares of Common Stock issuable upon exercise of warrants issued to Cove Street Capital and exercisable as of or within 60 days within the date this Statement is filed with the Commission.

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CUSIP No. 03755M102	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000
	8.	SHARED VOTING POWER 964,911
	9.	SOLE DISPOSITIVE POWER 25,000
	10.	SHARED DISPOSITIVE POWER 1,087,505 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,112,505
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.27% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The shared dispositive power includes 268,050 shares of a separately managed account, where CSC does not have any voting power over.

2) The percentage is calculated based on 5,772,969 shares of Common Stock, as follows: (i) 5,570,530 shares of Common Stock outstanding as of April 16, 2020 as indicated by the issuer, plus (ii) 123,450 shares of Common Stock issuable upon exercise of warrants issued to Cove Street Capital and exercisable as of or within 60 days within the date this Statement is filed with the Commission.

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CUSIP No. 03755M102	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

** This Amendment No. 4 (“Amendment No. 4”) is being filed to reflect a 1% change in ownership; the transactions were transacted in Kind by separately managed accounts who terminated their service contract with Cove Street Capital. Transactions were not transacted by Cove Street Capital, not through the purchase or sale of the security, which amends and supplements the Amendment No. 3.

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed under the Securities Exchange Act of 1934 by Cove Street Capital, LLC, a Delaware limited liability company ("Cove Street Capital" or "CSC"), and Mr. Jeffrey Bronchick, an individual.

b) The address of the principal office of each CSC and Mr. Bronchick is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245.

c) The principal business of CSC is to serve as the investment advisor to certain separately managed accounts. Mr. Bronchick is the Portfolio Manager and Founder of Cove Street Capital LLC.

d) Neither CSC nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither CSC nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company. Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC, in its capacity as an investment adviser, expended an aggregate of approximately $12,345,084 of its separately managed account clients' capital to acquire 964,055 of the shares of Common Stock held collectively held by the separately managed account clients were acquired pursuant to transactions and arrangements described below.

No monies were borrowed for any such acquisitions.

Mr. Bronchick expended an aggregate of approximately $73,631 to acquire the 25,000 shares of Common Stock held by him.

Item 4.  Purpose of Transaction.

The Reporting Persons are filing this Amendment No.4 is being filed to reflect a 1% change in ownership; caused by change in number of Common Stock outstanding as indicated by the issuer on the 10-Q filing reported on September 13, 2019, not through the purchase or sale of the security.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, management or capitalization, or in proposing one or more of the other actions.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a) As of the date of this Amendment No. 4, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Amendment No. 4. The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Amendment No. 4 of the Common Stock outstanding. The percentage is calculated based on 5,772,969 shares of Common Stock, as follows: (i) 5,570,530 shares of Common Stock outstanding as of April 16, 2020 as indicated by the issuer, plus (ii) 123,450 shares of Common Stock issuable upon exercise of warrants issued to Cove Street Capital and exercisable as of or within 60 days within the date this Statement is filed with the Commission.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Stock reported herein, except that Mr. Bronchick has sole voting and dispositive power with respect to 25,000 shares of Common Stock.

(c) During the past 60 days, the Reporting Persons engaged in the following transactions: This percent change in ownership is due to the recent company reporting.

Date of Transactions	Buys/Sells	Quantity	Amount	Unit Price
4/29/2020	Delivered out in Kind	16,666	$0	$0
4/29/2020	Delivered out in Kind	1,900	$0	$0
4/29/2020	Delivered out in Kind	275,271	$0	$0

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

N/A

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CUSIP No. 03755M102	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Merihan Tynan Merihan Tynan

Chief Compliance Officer Insert Title

May 01, 2020 Insert Date

Jeffrey Bronchick

/s/ Jeffrey Bronchick Jeffrey Bronchick

May 01, 2020 Insert Date